SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 29, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

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information contained in this Form, is also thereby furnishing the information to the

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Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated June 29, 2005 re. France Telecom launches NEXT.

Paris, June 29, 2005

France Telecom launches NEXT:

A three-year transformation programme to make France Telecom the operator of reference for new telecom services in Europe

•	Objectives for 2005 confirmed

•	Ongoing debt reduction

•	A dividend of 1 euro per share recommended to the Shareholder Meeting for the financial year 2005

•	Increased investment in innovation and a shorter time to market of new innovative services

•	A comprehensive employee support programme with a 25% increase in training expenditure

•	A simplified brand architecture

Today Didier Lombard, France Telecom’s Chairman and CEO, presented the Group’s programme for 2006 – 2008 to employees, the financial community and the press. NEXT (New Experience in Telecom services) will give customers access to a universe of services that are both high value and simple. The programme will also enable the Group to pursue its transformation as an integrated operator, supported by its renewed model for profitable growth.

NEXT: simplicity, innovation, performance

The innovations announced today included:

The single portal

In 2006, France Telecom will roll out a single portal to provide its clients a simpler interface and a unified customer experience when accessing the Group’s services. This portal, adapted to each client, can be accessed using a variety of terminals, not only computers. The single portal will act as a simple and practical interface with all the services of the France Telecom Group.

Unified customer relations

France Telecom plans to provide a unified customer support service by the end of 2006, with a single point of contact for all offerings. The Group will also launch in the near future customer loyalty programme.

An adapted and simplified brand architecture

In France, Poland and all other countries where the Group operates as the incumbent, France Telecom will deploy a pragmatic approach leveraging both legacy brands (France Telecom, TP, etc.) and Orange. Over the next 18 months, Orange should become the Group’s international commercial brand for mobile, broadband and multiplay offerings, as well as for all Enterprise businesses. The company’s name remains unchanged.

To implement NExT and foster the rapid development of integrated offerings and convergent services, the Group will carry out:

•	the unification of network management in each country

•	the adaptation of its IT systems to increase reactivity

•	strategic marketing based on a new innovation centre and a joint product factory to shorten the time to market of its new services.

NEXT: new convergent and innovative services

France Telecom is introducing a whole new world of services in the areas of communication, infotainment and everyday life. New convergent offerings for consumers and businesses are presented as examples.

New communication services

•	Family Talk: unlimited, 24/7 communication between a family’s fixed and mobile devices for 39 euros per month (29 euros during the first 2 months) – Commercial launch in June 2005 for 150,000 clients.

•	LiveCom: communication software integrating voice, videotelephony and instant messaging to communicate with computers, fixed-line terminals, mobiles and videophones – Commercial launch in June 2005 in France

•	Livephone: broadband telephone that tells you when you receive emails, lets you update your Wanadoo contact list and provides access to practical services, with no need for a computer – Commercial launch in the 4th quarter of 2005

•	Mobile & Connected: combined mobile and Internet access – Commercial launch planned for the first half of 2006

New infotainment services

•	Photo transfer: a service that transfers photos stored on your mobile through the Livebox to the photoblog of your choice – Commercial launch in the 4th quarter of 2005

•	LiveMusic: wireless transfer of music from your computer to your Hi-Fi sound system or home cinema thanks to a WiFi connection and a Livebox – Commercial launch in the 4th quarter of 2005

New Everyday Life services

•	LiveZoom: using the Livebox, LiveZoom enables remote surveillance of your home through a mobile or a computer – Commercial launch in the 4th quarter of 2005.

•	Home care: combines MaLigne Visio with a range of other services to stay in contact with one’s family and friends, as well as to access social and medical services – Commercial launch in the 2nd half of 2005

•	Mobivisit: an interactive mobile guide providing location-specific information when on the move (sites, restaurants, events...) – Commercial launch by end 2006.

New Business services

•	The new generation of Business Everywhere Multimedia, which enables you to use your professional applications and services anywhere, at any time, from all terminals, thanks to a secure multi-access connection to the Internet and company intranet – Commercial launch in stages from 2005 to 2008.

NEXT: ambitious operational objectives

NEXT’s operational objectives for 2008 are the following:

•	5% to 10% of the Group’s total revenues from convergent offerings

•	single portal available to 100% of the client base

•	more than 2 million IP telephones and more than 30% of the mobile customer base using signature devices

•	more than 12 million fixed-line broadband clients, including more than 8 million Livebox subscribers (of which 6 million in France)

•	more than a million subscribers to MaLigne tv in France, and more than 400 million euros in revenues from direct paid content

•	more than 12 million mobile broadband customers, including over 6 million in France and over 5 million in the UK

•	on the Enterprise market, more than a million Business Everywhere clients and more than 2 billion euros of revenues from Information & Communication Technology (ICT) services.

As part of its transformation plan, France Telecom announced a 25% increase in employee training efforts and a reinforced staff incentive programme.

The Group’s financial performance

The objectives for 2005 are confirmed

•	Revenue growth on a comparable basis between 3% and 5%

•	EBITDA[1] in excess of 18.5 billion euros

•	CAPEX[2] to revenues ratio in the high end of 10% to 12% range

•	Net debt to EBITDA ratio below 2.5

The Group’s new financial objectives for 2008

France Telecom aims for an average annual revenue growth rate of 3% to 5% on a comparable basis in the period from 2006 to 2008 and for an EBITDA growth rate slightly higher than revenue growth in the same period. The Capex to revenues ratio is expected to remain stable at about 12%, while Research & Development expenditure could reach 2% of revenues.

Clear use of cash policy

•	Debt reduction: net debt to EBITDA ratio under 2 by end 2008

•	Dividend: the Board of Directors has indicated that it will recommend to the Shareholder Meeting the payment of a dividend of 1 euro per share, to be distributed in 2006; during the period 2006-2008, the dividend is expected to increase based on two key indicators, organic free cash flow evolution and sector benchmarks.

For all additional information, and particularly to see the presentation made to the financial community on June 29, 2005, please visit France Telecom’s website: www.francetelecom.com

Press contact

+33 1 4444 9393

Nilou du Castel

nilou.ducastel@francetelecom.com

[1]	EBITDA = revenues minus external purchases, operating expenses (net of operating income) and wages and payroll expenses. The wages and expenses included in the gross operating margin do not include employee profit-sharing or stock based compensation
[2]	Tangible and intangible capital expenditure excluding licences

About France Telecom

France Telecom is one of the world’s leading telecommunications carriers, with more than 126 million customers on the five continents (220 countries and territories) at March 31, 2005 and consolidated revenues of 46.16 billion euros for 2004 (under IFRS GAAP). In Q1 2005, consolidated revenues totalled 11.62 billion euros (under IFRS GAAP). France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast.

France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges

Disclaimer

This press release contains forward-looking statements about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced NEXT program, as well as the FT 2005 plan, including the TOP LINE and TOP programs, and France Telecom’s other strategic initiatives based on the integrated operator model as well as financial and operating initiatives, changes in the competitive environment and the telecom market regulatory environment, and risks and uncertainties attendant upon exchange rate fluctuations, technological trends, business activity and international operations. More detailed information on the potential risks that could affect France Telecom’s financial results is found in the Document de Référence filed with the AMF on March 2, 2005 and in the annual report filed on Form 20-F with the U.S. Securities and Exchange Commission on May 16, 2005.

The forward-looking statements contained in this document speak only as of the date of this press release and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 29, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information